

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 12, 2009

Mr. Gary H. Ritondaro
Senior Vice President and Chief Financial Officer
LodgeNet Interactive Corporation
3900 West Innovation Street
Sioux Falls, South Dakota 57107

      RE: LodgeNet Interactive Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2008
              and Documents Incorporated by Reference
              Filed March 13, 2009
              File No. 000-22334

Dear Mr. Ritondaro:

      We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Investment Per VOD Room, page 36

1. Tell us about the nature of the hotel capital contributions and how you account for these contributions in regards to installations and conversions. Refer to your basis in the accounting literature.

Critical Accounting Policies, page 51

2. We note that goodwill comprises approximately 17% of your of total assets as of December 31, 2008. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of your goodwill. Specifically, for each reporting unit in which fair value is not substantially in excess of the carrying value we believe you should provide the following information:

   - Percentage by which fair value exceeded the carrying value as of the date of your most recent test;
   - Description of the methods and key assumptions used and how the key assumptions were determined;
   - Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
   - Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

   In addition, we understand that you may have material amount of goodwill allocated to a reporting unit at risk but concluded that a material charge is unlikely even if step one was failed. If so, please disclose this conclusion and the rationale supporting it.

   Alternatively, you may disclose that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk. We note that you recognized $11.2 million goodwill impairments in 2008 related to two of your business lines.

Definitive Proxy Statement filed April 30, 2009

Base Salaries, page 16

3. We note your disclosure that increases to base salary were based, in part, on the individual's level of responsibility, skill, experience and performance as well as market data. In future filings please provide more analysis of the factors the Compensation Committee considers in its determination of base salary increases for each named executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

Bonus Plan, page 17

4. We note that the potential bonus payouts in 2008 were tied to achievement of specified financial targets and the individual executive. In future filings, please disclose, for each named executive officer, the performance targets and thresholds for each performance goal and the extent to which each performance goal was actually met. See Items 402(b)(2)(v) and (vii) of Regulation S-K.

5. If performance targets are based upon non-GAAP financial measures, please disclose how the number is calculated from the company's audited financial statements. In this regard, we note the performance goals based upon adjusted net income and free cash flow under your bonus plan and the performance goals based upon adjusted net cash flow per share under your long-term incentive plan. Refer to Instruction 5 to Item 402(b).

Long Term Incentives, page 18

6. In future filings, please discuss more specifically what amount of stock options were awarded and how the factors used to determine the size of the grants resulted in the actual amount of stock options awarded.

Grants of Plan-Based Awards, page 22

7. In future filings, please disclose the estimated future payouts under non-equity and equity incentive plan awards. Note that you are required to provide this information whether or not the performance targets were achieved or whether payouts were made.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director